FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 04, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

Redemption of Non-Cumulative Sterling Preference Shares

4 August 2017

The Royal Bank of Scotland Group plc (" RBSG") has given notice to holders of the redemption on 3 December 2017 (the " Sterling Preference Shares Redemption Date"), in whole,  of the Non-cumulative Sterling Preference Shares Series 1 (ADS ISIN: XS0121856859), amount outstanding £14,866,000.00 (the " Sterling Preference Shares"), at the redemption price of £1,000.00 per Sterling Preference Share, plus accrued dividends for the current dividend period to, and including, the Sterling Preference Shares Redemption Date, which dividend shall equal £68.329750 per Sterling Preference Share.  The Sterling Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons shall become void for any purpose, as from the Sterling Preference Shares Redemption Date.

An application will be made to the U.K. Financial Conduct Authority, in its capacity as the U.K. Listing Authority, to cancel the listings of the Sterling Preference Shares on the Official List of the U.K. Listing Authority. An application will also be made to the London Stock Exchange for the cancellation of the trading in the Sterling Preference Shares on the London Stock Exchange's main market for listed securities.

Payment  of  redemption  monies  will  be  made  through  Euroclear  Bank  SA/NV  and  Clearstream  Banking, société anonyme,  in accordance with their standard procedures.
The redemption amount with respect to the Sterling Preference Shares shall be paid out of distributable reserves of RBSG.

Approximately £15 million of the Sterling Preference Shares are expected to be redeemed, reducing RBSG's retained earnings and distributable items by approximately £15 million.

The Royal Bank of Scotland Group plc:

RBS Investor Relations
Matthew Richardson
Head of Debt Investor Relations
Tel: +44 (0) 20 7678 1800

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2016 Annual Report and Accounts (ARA) and its interim results for the six-months ended 30 June 2017 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matthew Richardson, Head of Debt Investor Relations for The Royal Bank of Scotland Group.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 04 August 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary